UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

50 Liverpool Street,

London, EC2M 7PY, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other Events.

On March 27, 2026, RedCloud Holdings plc (the “Company”) entered into a platform license and infrastructure usage agreement (the “Licensing Agreement”) with Kayanat Arabia Holding Company, a company incorporated under the laws of the Kingdom of Saudi Arabia (“Kayanat”). The License Agreement is intended to complement and operate in conjunction with the Shareholders Agreement, dated August 29, 2025, by and between the Company and Kayanat (the “JV Agreement”),

Pursuant to the terms of the Licensing Agreement, the Company shall allocate and make available to Kayanat its RedAI platform, including its RAID (Realtime AI for Distribution) engine infrastructure (the “Platform”), hosting capacity, integrations, operational systems, cybersecurity, maintenance and related services at a committed annual value of $6,000,000 per year (the “Annual Commitment”), which consists of (i) an enablement commitment of $2,200,000 to support the localization, regulatory configuration, integrations and deployment to activate and maintain the Platform in Saudi Arabia and (ii) a platform services fee of $3,800,000, which is to be paid to the Company based on revenues generated by the Platform in Saudi Arabia. The Annual Commitment shall apply for an initial term of five (5) years beginning March 25, 2026 (the “Effective Date”), providing for a total commitment infrastructure value of $30,000,000. Revenues generated in excess of the Annual Commitment and other obligations under the License Agreement, shall be distributed to RedCloud and Kayanat pursuant to the JV Agreement. The License Agreement can be renewed for an additional five (5) years subject to the mutual written agreement of the Company and Kayanat.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

Date: April 14, 2026

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